EXHIBIT D-23


            Madison Gas & Electric Company, Wisconsin Public Service
                 Corporation, American Transmission Company LLC

                             Docket No. EC00-136-000

             FEDERAL ENERGY REGULATORY COMMISSION - OFFICE DIRECTOR

                               93 F.E.R.C. P62,201

                          ORDER PROVIDING CLARIFICATION

                                December 15, 2000

OPINION:

     On November 24, 2000, the Commission issued an order (November 24 Order) in the above-referenced proceeding authorizing Madison Gas & Electric Company and Wisconsin Public Service Company (Wisconsin Public Service) to transfer their transmission assets, including jurisdictional facilities, to the American Transmission Company LLC (ATC) in exchange for equity interests in ATC.1 According to the September 8, 2000 initial filing in this proceeding (September 8 Filing), as well as the November 24 Order, upon transfer of these facilities to ATC, it will exercise control over these facilities until control is assumed by the Midwest Independent Transmission System Operator, Inc. (Midwest ISO) when the Midwest ISO commences operations.

     On November 29, 2000, Wisconsin Public Service filed a letter requesting clarification of one aspect of the November 24 Order. The requested


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clarification relates to whether the authorization granted in the November 24
Order encompasses the issuance of the membership units in ATC (that relate to the Wisconsin Public Service facilities) to WPS LLC, which is a wholly-owned subsidiary of Wisconsin Public Service. Specifically, the clarification request states that Wisconsin Public Service intends to transfer its transmission facilities to ATC and to transfer cash to WPS LLC. WPS LLC will then pay the cash back to Wisconsin Public Service and in return receive the right to receive and hold the membership units in ATC related to Wisconsin Public Service's former transmission facilities. ATC will transfer the membership units directly to WPS LLC.

     The clarification request states that the transfer to WPS LLC is being made for the purpose of complying with indenture bond restrictions, and that while the role of WPS LLC in the transaction was not referred to in the narrative descriptions contained in the September 8 Filing, its role was referred to in several underlying supporting documents that were submitted with the September 8 Filing.

     Notice of the request for clarification was published in the Federal Register, with comments due on or before December 11, 2000. No comments were received.


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1    Madison Gas & Electric Co., et al., 93 FERC P61,215 (2000).


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     After consideration, it is clarified that the authorization granted in the
November 24 Order includes authorization of the participation of WPS LLC in the transaction, as described in the November 29, 2000 clarification request. Thus, the described role of WPS LLC in the transaction is covered under the authorization that was granted by the Commission in the November 24 Order. The conditions on the overall transaction that were imposed in the November 24 Order remain in full force and effect.

     Authority to act on this matter is delegated to the Director, Division of Corporate Applications, pursuant to 18 C.F.R. ss.375.307. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within thirty (30) days of the date of issuance of this order, pursuant to 18 C.F.R. ss. 385.713.

     Michael C. McLaughlin, Director

     Division of Corporate Applications


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